

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Ms. Deanna H. Lund
Chief Financial Officer
Kratos Defense & Security Solutions, Inc.
4810 Eastgate Mall
San Diego, CA 92121

> **Re: Kratos Defense & Security Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2009**
> **Filed March 11, 2010**
>
> **Definitive Proxy Statement**
> **Filed April 1, 2010**
>
> **Form 10-Q for Fiscal Quarter Ended September 26, 2010**
> **File No. 0-27231**

Dear Ms. Lund:

We have reviewed your response letter dated January 3, 2011 and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Part III Incorporated by Reference from Definitive Proxy Statement

Executive Compensation, page 29

1. We note the information provided supplementally in response to comments five and six from our letter dated December 17, 2010. Please confirm that you will provide substantially similar information in your future filings.

2. We note your response to comment seven from our letter dated December 17, 2010. You state that disclosing the divisional financial targets could cause competitive harm as they provide the Company's competitors with insight into the Company's strategic focus areas

and investment areas that the Company is targeting. In light of the fact that you have only two divisions, these performance targets relate to a completed fiscal year and you disclose your financial results on a divisional basis, in your response letter please further explain how disclosing these targets would cause you substantial competitive harm. Provide specific examples from last year if necessary. If you continue to believe you have a sufficient basis to keep the information confidential, please confirm that in future filings you will disclose how difficult it would be for the company to achieve the undisclosed performance targets.

Form 10-Q for Fiscal Quarter Ended September 26, 2010

Note 6. Net Income (Loss) Per Common Share, page 13

3. We note your response to comment eight from our letter dated December 17, 2010. It is unclear to us how you applied the if-converted method in determining your basic earnings per common share and how this method yields the same result as the two-class method. Please provide us with your calculation of basic net income from continuing operations per common share for the nine months ended September 26, 2010 using the two-class method. In addition, please provide us with more information regarding the conversion terms and dividend participation rights of the preferred stock.

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or John Zitko, Staff Attorney, at 202-551-3399, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director